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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                (Translation of registrant's name into English)

                          Baiyun International Airport
                     Guangzhou, People's Republic of China
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X        Form 40-F.
               -------               -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.           No.   X
         -------       -------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-            .)
                                                 ------------
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     China Southern Airlines Company Limited (the "Company") on May 13, 2003
published in two local newspapers in Hong Kong a supplemental announcement in Chinese and English regarding the impact of the recent outbreak of the severe acute respiratory syndrome on the Company's and its subsidiaries' business operation. A copy of each of the announcement is included in this Form 6-K of the Company.
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                 (CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO)
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                  ANNOUNCEMENT

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Further to the press announcement of the Company dated April 15, 2003, the
Directors of the Company hereby issue the following supplemental announcement regarding the impact of the recent outbreak of SARS on the Group's business operation.
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Further to the press announcement ("Press Announcement") of China Southern
Airlines Company Limited (the "Company", and together with its subsidiaries, the "Group") dated April 15, 2003, the Directors of the Company would like to issue the following supplemental announcement regarding the impact of the recent outbreak of the severe acute respiratory syndrome ("SARS") on the Group's business operation, pursuant to paragraph 2 of the Listing Agreement:

1. Based on the currently available information and certain historical figures of the Group,

     i. the available seat kilometers (ASK) of the Group in April 2003 decreased by 18.3% compared to March 2003, or by 14.4% compared to the same period last year;

     ii. the average revenue passenger kilometers (RPK) of the Group in April 2003 decreased by 34.1% compared to March 2003, or by 40% compared to the same period last year;

     iii. the passenger load factor of the Group in April 2003 decreased by 12 percentage points compared to March 2003, or by 21.2 percentage points compared to the same period last year;

     iv. the total number of passengers of the Group in April 2003 decreased by 36.5% compared to the same period last year.

2. In response to the adverse change in operational environment of the Group brought about by the outbreak of SARS, the Group has implemented various continuing measures to adjust its operational capacity accordingly, which include negotiating with aircraft manufacturers to explore the possibility of postponing the delivery date of new aircraft and requesting its staff to take leave at a reduced salary on rotation. In addition, the Group has continued its efforts in fully implementing the precautionary measures in accordance with the general guidelines issued by the Hygiene Department of the Chinese Government, in order to tackle the potential spread of SARS on its airlines and at all contact points with its passengers, as described in the Press Announcement.

3. The Board of Directors believes that the recent outbreak of SARS has brought unprecedented difficulties and challenges to the business operation of the Group, and predicts that the continued persistence of which will have a significantly negative impact on the Group's financial position.

MEANWHILE, POTENTIAL INVESTORS AND SHAREHOLDERS OF THE COMPANY SHOULD EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

                                            By order of the Board
                                                  SU LIANG
                                              Company Secretary

Guangzhou, the People's Republic of China
May 12, 2003

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China Daily  May 13, 2003
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                     By /s/ Su Liang
                                        ------------------------------------
                                        Name:  Su Liang
                                        Title: Company Secretary

Date: May 14, 2003